Exhibit 99.2

November 30, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER PROVIDES BEADELL ACQUISITION UPDATE IN
RESPECT OF CONVERTIBLE DEBENTURES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) provides the following update with respect to its proposed acquisition of Beadell Resources Limited (“Beadell”). As noted in the press release dated September 23, 2018 announcing Great Panther’s friendly acquisition of Beadell (the “Acquisition”), the closing of the Acquisition (“Closing”) is conditional upon certain arrangements relating to Beadell’s outstanding US$10 million convertible debentures (the “Convertible Debentures”).

“We are advancing through the regulatory process in Australia and progressing well towards the completion of our acquisition of Beadell and expect respective meetings seeking shareholder approvals to take place early in 2019”, stated James Bannantine, President and CEO. “This latest announcement is an important next step, as we are confirming our intention to offer to purchase the Convertible Debentures immediately after Closing and amend the existing terms as required in the event of an acquisition. Should the current debenture holders choose to continue to hold the Convertible Debentures, they will benefit from an improved credit profile. Otherwise, Great Panther has the balance sheet to purchase the Convertible Debentures and is also considering options to refinance.”

Completion of the Acquisition will create a new emerging and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

The Acquisition will constitute a change of control (the “Change of Control”), as defined in the indenture governing the Convertible Debentures of Beadell (the “Debenture Indenture”). In accordance with the terms of the Debenture Indenture, upon the occurrence of a Change of Control, Beadell is required to make an offer (the “Change of Control Purchase Offer”) to purchase all Convertible Debentures at a price per Convertible Debenture equal to 105% of the principal amount, plus accrued and unpaid interest. In connection with the Acquisition, it is expected that Beadell will make the Change of Control Purchase Offer under Great Panther’s direction.

In connection with the Acquisition, it is also anticipated that Great Panther will enter into an amended and restated or supplemental Debenture Indenture pursuant to which Great Panther will expressly assume the obligations of Beadell under the Debenture Indenture (including funding for the Change of Control Purchase Offer) and the holders of Convertible Debentures will be entitled to receive Great Panther Shares on the conversion thereof, to the extent that any Convertible Debentures remain outstanding after the Change of Control Purchase Offer. Additional amendments may be made in connection with the entering into of such amended and restated or supplemental indenture if mutual agreement between Great Panther and the holders of the Convertible Debentures can be secured and if any Convertible Debentures remain outstanding after the Change of Control Purchase Offer.

Page - 2

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources. The closing of this transaction will create a new emerging and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the timing and completion of the Acquisition, completion of the amended and restated or supplemental Debenture Indenture, Great Panther’s ability to achieve mutual agreement with holders of the Convertible Debentures on additional amendments to the Debenture Indenture, and Great Panther’s ability to obtain suitable refinancing options.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Acquisition have been made include that Beadell and Great Panther will be able to satisfy the conditions in the Agreement, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Beadell and Great Panther, and that all required third party, regulatory and government approvals will be obtained. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Beadell and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

Page - 3

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free:   1 888 355 1766

Tel:         +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com